United States securities and exchange commission logo





                             October 26, 2023

       Mark Kociancic
       Chief Financial Officer
       Everest Re Group, Ltd.
       Seon Place - 4th Floor
       141 Front Street
       PO Box HM 845
       Hamilton HM 19, Bermuda

                                                        Re: Everest Re Group,
Ltd.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response dated
October 16, 2023
                                                            File No. 001-15731

       Dear Mark Kociancic:

              We have reviewed your October 16, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5,
       2023 letter.

       Response dated October 16, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       41

   1. Your response to prior comment 2 appears to be conclusory in nature without providing sufficient detail
regarding the indirect consequences of climate-related regulation or business trends as
these relate to your insurance and reinsurance business, including your assessment thereof.
Please further address the following:

                                                              Your response
states,    While climate-related regulation and business trends may have some impact on the
risks covered by Everest   s products and services and the prices
                                                            thereof, those
impacts are not material.    Tell us about the trends and impacts you
 Mark Kociancic
Everest Re Group, Ltd.
October 26, 2023
Page 2
              considered, and how you concluded these are not material, providing support for your determination.

                Your response to prior comment 3 indicates that "Climate change is an inherent
              component of adjustments to Everest's models" and    Everest's
pricing and exposure
              models strive to quantify the impacts of climate change to better allow us to price the risk products we sell and how we deploy our risk capital.
Explain to us how you
              considered providing disclosure that specifically addresses the impacts of climate change on your business in your Form 10-K, consistent with information in your response, Proxy Statement, and CSR Reports (which highlight your exposure to
              "climate-related risks on both sides of the balance sheet").

                We note your response to prior comment 3 regarding insurance and reinsurance protection for renewable energy programs, together with information on pages 9-12 of your Proxy Statement regarding renewable energy products and investments. Tell us how you considered providing disclosure in your Form 10-K regarding the indirect consequences of increased demand for alternative energy in light of these products and investments.
2. We note your response to prior comment 3 and reissue it in part. Please provide us with quantitative information for each of the periods covered by your Form 10-K regarding weather-related damages to your property and operations and the cost of reinsurance. In addition, tell us whether the cost of reinsurance in expected to increase in future periods, and how you considered disclosing the effects of climate-related losses, exposure, and regulation on the future cost and availability of reinsurance.
      Please contact Madeleine Joy Mateo at 202-551-3465 or Jennifer Angelini at 202-551-
3047 with any questions.



FirstName LastNameMark Kociancic                                Sincerely,
Comapany NameEverest Re Group, Ltd.
                                                                Division of
Corporation Finance
October 26, 2023 Page 2                                         Office of
Finance
FirstName LastName